UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
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                                (Name of issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                                   097189 10 4
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                                 (Cusip Number)


                                 BRUCE BEKOWITZ
                             100 JERICHO QUADRANGLE
                                    SUITE 212
                            JERICHO, NEW YORK 11753
                                  (212)319-4100

                                -with copies to-

                            JOSEPH F. MAZZELA, ESQ.
                          LANE, ALTMAN & OWENS L.L.P.
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02410
                                 (617)345-9800
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 1, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.  097189 10 4             SCHEDULE 13D/A-1           Page 2 of 5  Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JOEL M. GREEBLATT
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS*

                  AF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           196,074
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      196,074
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  196,074
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.3%
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14.               TYPE OF REPORTING PERSON*

                  IN
================================================================================

CUSIP No.  097189 10 4                                        Page 3 of 5  Pages
           -----------                                        ------------------


THIS AMENDMENT NO. 1 AMENDS AND SUPPLEMENTS THE STATEMENT CONTAINED IN ITEM 5 ON
SCHEDULE 13D ORIGINALLY FILED ON NOVEMBER 26, 1997.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) The beneficial ownership by Joel M. Greenblatt of Common Stock of the Issuer as of the date hereof is as follows:


        NO. OF SHARES DEEMED                  NATURE OF OWNERSHIP                  PERCENTAGE OF CLASS
      TO BE BENEFICIALLY OWNED:               -------------------                  -------------------
      -------------------------

               68,626*                The record  ownership  and economic                   1.5%
                                      interest  in such shares is held by
                                      Alfred LLC. Mr.  Greenblatt  is the
                                      managing  member of Alfred LLC and,
                                      therefore,  may be  deemed  to have
                                      indirect  beneficial  ownership of,
                                      and shared  voting and  dispositive
                                      power with respect to, such shares.


              127,448**               The record  ownership  and economic                    2.8%
                                      interest  in such shares is held by
                                      Gotham III. Mr.  Greenblatt  is the
                                      sole general  partner of Gotham III
                                      and,  therefore,  may be  deemed to
                                      have indirect beneficial  ownership
                                      of,   and    shared    voting   and
                                      dispositive  power with respect to,
                                      such shares.



         * As of the close of business on July 1, 1998, Alfred LLC owns 1.5% of Common Stock of the Issuer as a result of Alfred LLC exercising its right of conversion with respect to its Preferred Shares.

         ** As of the close of business on July 1, 1998, Gotham III owns 2.8% of Common Stock of the Issuer, as a result of Gotham III exercising its right of conversion with respect to its Preferred Shares.

CUSIP No.  097189 10 4                                        Page 4 of 5  Pages
           -----------                                        ------------------


         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting
         Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 2,210,494 shares of Common Stock reported outstanding by the Issuer plus the new shares of Common Stock issued by the Issuer as a result of the conversion on July 1, 1998 of all Company Preferred Stock then issued and outstanding.

(c) There have been no transactions in the class of securities reported on herein effected within the last sixty (60) days other than the conversion of Preferred Stock reported herein.

(d)      Not applicable.


(e)      Not applicable.

CUSIP No.  097189 10 4                                        Page 5 of 5  Pages
           -----------                                        ------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                            CLINCHER CAPITAL CORPORATION



                                          By:  /s/ JOEL M. GREENBLATT
                                               ---------------------------
                                               JOEL M. GREENBLATT


                                                Dated as of: July 29, 1998